U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (“Filers”): Enbridge Inc. and Enbridge Finance Company Inc.

B.	This is (check one):

☑  An original filing for the Filers.

☐  An amended filing for the Filers.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrants: Enbridge Inc. and Enbridge Finance Company Inc.

Form type: F-10

File number (if known):

Filed by: Enbridge Inc. and Enbridge Finance Company Inc.

Date filed (if filed concurrently, so indicate): July 29, 2008 (filed concurrently)

D.	The Filers are incorporated or organized under the laws of Canada and have their principal place of business at:

3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(403) 231-3900

E.	Each Filer designates and appoints
Chris Kaitson
Enbridge (U.S.) Inc.

located at:

1100 Louisiana, Suite 3200
Houston, Texas 77002
(713) 650-8900

as the agent (“Agent”) of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 filed on July 29, 2008 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by such Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which such Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. Each Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, and Country of Canada this 28th day of July, 2008.

Enbridge Inc.
Filer

By:	/s/ Wanda Opheim
Name: Wanda Opheim
Title: Vice President, Treasury & Tax

By:	/s/ Alison T. Love
Name: Alison T. Love
Title: Vice President & Corporate Secretary

Enbridge Finance Company Inc.
Filer

By:	/s/ Wanda Opheim
Name: Wanda Opheim
Title: Treasurer

By:	/s/ Alison T. Love
Name: Alison T. Love
Title: Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

Enbridge (U.S.) Inc.
As Agent for Service of Process for Enbridge Inc. and Enbridge Finance Company Inc. in the United States

By:	/s/ Chris Kaitson
Name: Chris Kaitson
Title: Associate General Counsel

Date: July 28, 2008

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